FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of July 2003

                           HOLMES FINANCING (No 4) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 4) PLC
Profit & Loss Account
Period ended 15 July 2003

                                                           This Quarter      Prior Quarter
                                                            (pound)'000        (pound)'000

Interest receivable - Inter-company loan                      27,458               29,425

Interest receivable - Cash deposits                                -                    -
                                                           --------------------------------
                                                              27,458               29,425

Interest payable - Notes                                     (27,458)             (29,424)
Interest payable
                                                           --------------------------------
                                                             (27,458)             (29,424)

                                                           --------------------------------

Net operating income                                               0                    1

Other income                                                       -                    -
Operating expenses                                                 -                    -

                                                           --------------------------------

Profit on ordinary activities before taxation                      0                    1


Taxation                                                           -                   -

                                                           --------------------------------

Profit on ordinary activities after taxation                       0                    1


Dividend                                                           -                    -


Retained profit brought forward                                    1                    -

                                                           --------------------------------

Retained profit carried forward                                    1                    1
                                                           ================================


Holmes Financing (No. 4) PLC
Balance Sheet
Period ended 15 July 2003

                                                                               (pound)'000

Fixed asset investments
Loans to Funding                                                                 2,717,000

Current assets

Sundry debtors                                                    10

Cash at bank                                                      13
Cash collateral                                              256,616
                                                             -------
                                                             256,639
                                                             -------

Creditors: Amounts falling due within one year

Sundry creditors                                                   9
                                                             -------

                                                                   9
                                                             -------

Net current assets                                                                 256,630

                                                                                ----------
Total assets less current liabilities                                            2,973,630

Creditors: Amounts falling due after more than one year
Amounts due to noteholders                                                      (2,717,000)
Amount due to CSFB                                                                (256,616)
                                                                                ----------

Net assets                                                                              14
                                                                                ==========

Capital and reserves

Share capital                                                                           13

Reserves                                                                                 1
                                                                                ----------

                                                                                        14
                                                                                ==========

Holmes Financing (No. 4) PLC
Notes Outstanding
Period ended 15 July 2003

                                 Series 1      Series 2       Series 3      Series 3                     Series 4
                                  Class A       Class A       Class A1      Class A2                      Class A
Moody's current rating                Aaa           Aaa            Aaa           Aaa                          Aaa
S&P current rating                    AAA           AAA            AAA           AAA                          AAA
Fitch Ratings current rating          AAA           AAA            AAA           AAA                          AAA

                                  Series 1      Series 2       Series 3                                   Series 4
                                   Class B       Class B        Class B                                    Class B
Moody's current rating                 Aa3           Aa3            Aa3                                        Aa3
S&P current rating                      AA            AA             AA                                         AA
Fitch Ratings current rating            AA            AA             AA                                         AA

                                  Series 1      Series 2       Series 3                                   Series 4
                                   Class C       Class C        Class C                                    Class C
Moody's current rating                Baa2          Baa2           Baa2                                       Baa2
S&P current rating                     BBB           BBB            BBB                                        BBB
Fitch Ratings current rating           BBB           BBB            BBB                                        BBB

                                                               Series 3      Series 3       Series 3
                                                               Class D1      Class D2       Class D3
Moody's current rating                                              Ba2           Ba2            Ba2
S&P current rating                                                   BB            BB             BB
Fitch Ratings current
rating                                                               BB            BB             BB

                                  Series 1      Series 2       Series 3      Series 3                     Series 4
                                   Class A       Class A       Class A1      Class A2                      Class A
                                         $        (euro)        (pound)             $                          CHF

Initial note balance         1,050,000,000   800,000,000    550,000,000   410,000,000                  850,000,000
Previous quarter's note
principal                    1,050,000,000   800,000,000    550,000,000   410,000,000                  850,000,000

Note redemptions                         -             -              -             -                            -

Outstanding note principal   1,050,000,000   800,000,000    550,000,000   410,000,000                  850,000,000

                                  Series 1      Series 2       Series 3                                   Series 4
                                   Class B       Class B        Class B                                    Class B
                                         $         (euro)             $                                     (pound)

Initial note balance            36,500,000    35,800,000     34,500,000                                 11,000,000
Previous quarter's note
principal                       36,500,000    35,800,000     34,500,000                                 11,000,000

Note redemptions                         -             -              -                                          -

Outstanding note principal      36,500,000    35,800,000     34,500,000                                 11,000,000

                                  Series 1      Series 2       Series 3                                   Series 4
                                   Class C       Class C        Class C                                    Class C
                                         $         (euro)             $                                     (pound)

Initial note balance            54,500,000    53,800,000     49,500,000                                 19,000,000
Previous quarter's note
principal                       54,500,000    53,800,000     49,500,000                                 19,000,000

Note redemptions                         -             -              -                                          -

Outstanding note principal      54,500,000    53,800,000     49,500,000                                 19,000,000

                                                               Series 3      Series 3       Series 3
                                                               Class D1      Class D2       Class D3
                                                                 (pound)        (euro)             $

Initial note balance                                         30,000,000    27,000,000      5,000,000
Previous quarter's note principal                            30,000,000    27,000,000      5,000,000

Note redemptions                                                      -             -              -

Outstanding note principal                                   30,000,000    27,000,000      5,000,000

                                  Series 1      Series 2       Series 3      Series 3                     Series 4
                                   Class A       Class A       Class A1      Class A2                      Class A

Note interest margins                   19           N/A             23            23                          N/A
Step up dates                   16/07/2006    16/07/2006     16/07/2006    16/07/2006                   16/07/2006

Step up margins                         38            48             46            46                           36

                                  Series 1      Series 2       Series 3                                   Series 4
                                   Class B       Class B        Class B                                    Class B

Note interest margins                  39            40             44                                         43
Step up dates                  16/07/2006    16/07/2006     16/07/2006                                 16/07/2006

Step up margins                        78            80             88                                         86

                                 Series 1      Series 2       Series 3                                   Series 4
                                  Class C       Class C        Class C                                    Class C

Note interest margins                 120           145            130                                        150
Step up dates                  16/07/2006    16/07/2006     16/07/2006                                 16/07/2006

Step up margins                       220           245            230                                        250

                                                              Series 3      Series 3       Series 3
                                                              Class D1      Class D2       Class D3
                                                                   475           450            450
Note interest margins
Step up dates                                               16/07/2006    16/07/2006     16/07/2006
                                                                   575           550           550
Step up margins

Interest payment cycle      Quarterly
Interest payment date       15th or next business day
Next interest payment date  15/10/2003
Liquidity facility limit    (pound) 25,000,000
Liquidity facility drawn                   Nil
Liquidity facility available (pound) 25,000,000

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 July 2003

                                                                                             (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                                               23,681,785

 Current assets
 Bank interest receivable                                                   754
 Cash at bank                                                            263,941
 Other debtors                                                            25,076
 Taxation                                                                      6
 Amounts due from Funding                                                 39,484
                                                            ---------------------
                                                                         329,261
                                                            ---------------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                                   (45,070)
 Sundry creditors                                                           (250)
                                                            ---------------------
                                                                         (45,320)
                                                            ---------------------

 Net current assets                                                                              283,941

                                                                                     --------------------
 Total assets less current liabilities                                                        23,965,726

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                                               (8,740,606)
 Funding share of mortgage loans                                                             (14,941,179)

 Seller share of cash at bank                                                                   (283,941)
 Funding share of cash at bank                                                                         -
                                                                                     --------------------
 Net assets                                                                                            0
                                                                                     ====================

 Capital and reserves
 Share capital ((pound)2)                                                                              0
 Reserves                                                                                              0
                                                                                     --------------------
                                                                                                       0
                                                                                     ====================

Holmes Funding Limited
Profit & Loss Account
Period ended 15 July 2003

                                                  This Quarter  Prior Quarter
                                                   (pound)'000    (pound)'000


 Interest receivable - Mortgages                       150,966        168,642
 Interest receivable - Cash Deposits                    11,954          4,912
                                                  ----------------------------
                                                       162,920        173,554

 Interest payable - Inter-company loans               (158,192)      (151,309)
 Interest payable - Start up loans                        (715)          (668)
                                                  ----------------------------
                                                      (158,907)      (151,977)
                                                  ----------------------------
 Net operating income                                    4,013         21,577

 Other income                                            4,715          6,046

 Operating expenses                                     (6,845)        (6,509)
 Deferred consideration                                 (1,860)       (24,408)

                                                  ----------------------------
 Profit/(loss) on ordinary activities
   before taxation                                          23         (3,295)

 Taxation                                                   (5)         3,314

                                                  ----------------------------

 Profit/(loss) on ordinary activities
   after taxation                                           18             19

 Dividend                                                    -              -

 Retained profit/(loss) brought forward                (14,684)       (14,703)

                                                  ----------------------------
 Retained profit/(loss) carried forward                (14,666)       (14,684)
                                                  ============================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 July 2003

                                                                    (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                     14,941,179
 Beneficial interest in Trust cash at bank                                    -

 Current assets
 Deferred expenditure (costs of securing)               28,467
 Sundry debtors                                              -
 Taxation                                                4,178
 Cash at bank:
      Reserve funding                                  286,824
      Transaction account                                1,989
      Funding GIC account                                1,481
                                                  -------------
                                                       322,938
                                                  -------------

 Creditors: Amounts falling
   due within one year
 Deferred consideration creditor                       153,357
 Interest payable accrual                                3,714
 Amounts due to Trustee                                 39,484
 Interest payable - Inter-company loans                      -
 Sundry creditors                                        6,030
                                                  -------------
                                                       202,585
                                                  -------------

 Net current assets                                                     120,353
                                                                   -------------
 Total assets less current liabilities                               15,061,531

 Creditors: Amounts falling due
   after more than one year
 Inter-company loans                                                (15,006,683)
 Start up loans                                                         (69,514)
                                                                   -------------
 Net assets                                                             (14,666)
                                                                   =============
 Capital and reserves
 Share capital ((pound)2)                                                     -
 Reserves                                                               (14,666)
                                                                   -------------
                                                                        (14,666)
                                                                   =============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 July 2003

                                                                 (pound)'000          (pound)'000

 Balance on cash accumulation ledger                               1,080,646
                                                      =======================

 Available credit enhancement
                                                           First Reserve        Second Reserve

 Reserve funds at closing                                            229,933               56,891
                                                      ----------------------   ------------------

 Initial closing reserve funds                                       224,153               56,891
 Drawings to make bullet repayment                                         -                    -
 Other drawings                                                            -                    -
 Transfers from revenue receipts                                       5,779                    -
                                                  ------------------------------------------------
 Closing reserve balance                                             229,933               56,891
                                                  ------------------------------------------------

 Target reserve funds                                                350,000              154,931
                                                      ============================================

 Principal deficiency ledger                                             AAA                  BBB

 Opening PDL balance                                                     Nil                  Nil
 Losses this quarter                                                       -                    -
 PDL top up from revenue income                                            -                    -
                                                  ------------------------------------------------
 Closing PDL balance                               Nil                   Nil                  Nil
                                                  ================================================

 Start up loan outstanding
 Opening balance                                                      72,514
                                                      -----------------------

 Initial start up loan (incl. accrued interest)                       14,792
 Second start up loan (incl. accrued interest)                        14,742
 Third start up loan                                                  17,500
 Fourth start up loan                                                  7,500
 Fifth start up loan                                                   5,100
 Sixth start up loan                                                   6,100
 Seventh start up loan                                                 3,780
                                                      -----------------------
                                                                      69,514
 Accrued interest                                                      3,714
 Repayments made                                                           -
                                                      -----------------------
 Closing balance                                                      73,229
                                                      =======================

 Liquidity facility

 Liquidity facility limit                                             25,000
 Liquidity facility drawn                                                  -
 Liquidity facility available                                         25,000

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 4) PLC




         Dated: 27 August, 2003                     By / s / Natalie Weedon
                                                    (Authorised Signatory)